SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 12, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

	   Form 20-F   X                                   Form 40-F ____
              -------
         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT Generic
Announcement

Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
12/SEP/2000

Release Time:
14:00

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Generic Announcement





Announcement Body Information:
FOR IMMEDIATE RELEASE

Contacts:
Martin J. Rome                                   Giles Sanderson/Jon
Earl
MERANT                                           Financial Dynamics
+1 (301) 838 5271                                +44 (0) 20 7831 3113
martin.rome@merant.com                           merant@fd.com

        MERANT Unveils First 'Development on Demand' ASP for Developers -MERANT ASaP Gives Instant Access to a Team Development
Environment-

www.merant.com - September 12, 2000 - MERANT (London Stock Exchange
(LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading global e-business software solutions company, today announced MERANT ASaP, a new Application Service Provider (ASP) that gives developers immediate Internet access to powerful development tools for creating e-business applications. MERANT AsaP is the first ASP tailored to the complex change and configuration management needs of development teams of all sizes. MERANT ASaP offers companies a significantly faster way of building applications, a way where customers no longer need to shoulder the costs of buying, installing, configuring and managing complex software and hardware.

"Remaining competitive in the ever changing world of e-business is extremely important to our overall success," said Rousseau Aurelien, chief executive officer of Cambridge Information Systems, Inc. (winner of ZDnet Sm@rt 100 companies for 2000). "MERANT helps us bring our e-business applications to market faster with more predictable costs. Their ASP service can be up and running immediately, we don't have to make any investment in hardware, and there's no need to install complex software."

Also, in today's tight labor market, companies often can't find enough employees to staff the infrastructure needs of their organizations. "The lack of IT resources continues to be a critical issue for the companies I talk to," said Jim Duggan, vice president and research director of GartnerGroup. "Turning to an ASP for developers may be one answer to that problem. Companies can concentrate their resources on the development side and leave the setup and administration of the development infrastructure to someone else."

"MERANT ASaP marks the beginning of a fundamental change in the way development will be delivered in the future," said Keith White, vice president and general manager for MERANT ASaP. "It's not just about building Internet applications anymore, it's about building them faster, better, and cheaper than the competition. MERANT ASaP delivers 'development on demand', meaning predictable costs, guaranteed performance levels, and reduced resource requirements to the world of Internet application development".

MERANT ASaP is hosted by Intel Online Services, Intel's Internet application hosting subsidiary. Intel Online Services' leading-edge facilities provide MERANT ASaP customers with the security and industrial-strength infrastructure required to operate in today's most demanding e-business development environments. "The combination of MERANT's market-leading application development technology and Intel Online Services' world-class Internet application hosting services creates a powerful new resource for developers," said Renee James, worldwide director of marketing and customer services for Intel Online Services.

"By leveraging MERANT ASaP as a delivery vehicle for MERANT's own Egility solutions, customers today have fast and easy access to a leading-edge application development infrastructure, and one that will always have the latest capabilities and benefits of our products," said Andrew Weiss, CTO for MERANT. "Also, MERANT ASaP serves as a future launching pad for a variety of application development solutions - from requirements gathering and data modeling, to application development, testing, content management and distribution technologies."

About MERANT

MERANT is a leading global e-business software solutions company. Founded in 1976, MERANT has approximately $350 million in annual revenues, 2,000 employees and more than 500 technology partners. More than 5 million professionals use MERANT technology solutions at 35,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT uses its Egility framework, a comprehensive set of solutions combining expertise, market-leading technology, best practices and an extensive network of partners, to deliver an e-business application infrastructure. Building on MERANT Egility, MERANT also provides comprehensive enterprise-strength e-business solutions for companies, including e-business strategy, creative design, application development and legacy integration. For additional information, visit www.merant.com.

About Intel Online Services

Intel Online Services, Inc., is an Intel subsidiary that intends to be a leading supplier of Internet application hosting and e-Commerce services worldwide. Through a global network of Internet service centers, Intel Online Services helps its customers succeed in the Internet economy by providing highly reliable, innovative and responsive Internet services. Intel Online Services provides the world-class network, hardware, software, services and tools needed for ASPs to quickly deliver reliable Internet applications and expand their business. For additional information visit Intel Online Services at www.intelonlineservices.com.

Intel is a registered trademark of Intel Corporation.
MERANT, MERANT ASaP and Egility are trademarks of MERANT.




NNNN

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  September 12, 2000               By: /s/ Kenneth A. Sexton
                                 --------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer